FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For June 20, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated June 20, 2007

2.

Material Change Report dated June 20, 2007 (re: June 20/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  June 20, 2007

By:

“Tony M. Ricci”

 (Name)

Its:

Chief Financial Officer

(Title)

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Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Welcomes Robert Baxter to its Board of Directors

Vancouver, BC – June 20, 2007:  Petaquilla Minerals Ltd. (the “Company”) today announced that Mr. Robert Baxter has been appointed to the Company’s Board of Directors.

Mr. Baxter brings over 23 years of experience, principally in Latin America, in the mining industry and he is currently President and Director of Norsemont Mining Inc. and a Director of Chariot Resources Limited.  Mr. Baxter was previously the General Manager of Baxter Consultants Engineering, a consulting company providing project appraisals to mining companies located primarily in Peru, from September 2000 to June 2002.  From May 2000 to September 2000, he held the position of Business Development Coordinator Americas for North Limited, a senior Australian mining company acquired by Rio Tinto, PLC in October 2000.  Also at North Limited, Mr. Baxter held the posts of Regional Geologist, Americas from June 1999 to May 2000 and Regional Manager (Chile/Argentina) from November 1996 to June 1999.

Mr. Baxter has a Bachelor of Applied Science (Honours) degree from the University of New South Wales and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

The Company welcomes the experience and knowledge that Mr. Baxter will bring to the management team as the Company advances to production at the Molejon Gold deposit.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in the third quarter of 2007.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility, which is on schedule to be completed by August 2007 with production to commence shortly thereafter.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063

Toll-free:  1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

June 20, 2007

Item 3.

News Release

The Company’s news release dated June 20, 2007, was disseminated by Marketwire, on June 20, 2007.

Item 4.

Summary of Material Change

The Company announced the appointment of Mr. Robert Baxter to its Board of Directors.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated June 20, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Welcomes Robert Baxter to its Board of Directors

Vancouver, BC – June 20, 2007:  Petaquilla Minerals Ltd. (the “Company”) today announced that Mr. Robert Baxter has been appointed to the Company’s Board of Directors.

Mr. Baxter brings over 23 years of experience, principally in Latin America, in the mining industry and he is currently President and Director of Norsemont Mining Inc. and a Director of Chariot Resources Limited.  Mr. Baxter was previously the General Manager of Baxter Consultants Engineering, a consulting company providing project appraisals to mining companies located primarily in Peru, from September 2000 to June 2002.  From May 2000 to September 2000, he held the position of Business Development Coordinator Americas for North Limited, a senior Australian mining company acquired by Rio Tinto, PLC in October 2000.  Also at North Limited, Mr. Baxter held the posts of Regional Geologist, Americas from June 1999 to May 2000 and Regional Manager (Chile/Argentina) from November 1996 to June 1999.

Mr. Baxter has a Bachelor of Applied Science (Honours) degree from the University of New South Wales and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

The Company welcomes the experience and knowledge that Mr. Baxter will bring to the management team as the Company advances to production at the Molejon Gold deposit.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in the third quarter of 2007.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility, which is on schedule to be completed by August 2007 with production to commence shortly thereafter.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063

Toll-free:  1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.